Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2010

Andrew J. Fromkin
President and Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458

Re: Clinical Data, Inc.
Form 10-K for Fiscal Year Ended March 31, 2009
Schedule 14A Filed July 29, 2009
File No. 000-12716

Dear Mr. Fromkin:

We have completed our review of your Form 10-K and Schedule 14A have no
further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief